Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

27 October 2023

Commission file number: 001-10306

Form 6-K

NatWest Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and ESG-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: implementation of NatWest Group’s purpose-led strategy and other strategic priorities (including in relation to: phased withdrawal from ROI, cost-controlling measures, the creation of the Corporate & Institutional (‘C&I’) franchise and the progression towards working as One Bank across NatWest Group to serve customers); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promoter Score; employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to high inflation and rising interest rates, supply chain disruption and the Russian invasion of Ukraine); changes in interest rates and foreign currency exchange rates; uncertainty regarding the effects of Brexit; and HM Treasury’s ownership as the largest shareholder of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group’s purpose-led strategy; future acquisitions and divestments; the phased withdrawal from ROI and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; prudential regulatory requirements for capital and MREL; liquidity and funding risks; reductions in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and sustainability-related risks; both the execution and reputational risk relating to NatWest Group’s climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; the failure to implement climate change resilient governance, systems, controls and procedures; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk; and reductions in ESG ratings); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; the transition of LIBOR and other IBOR rates to replacement risk-free rates; and changes in tax legislation or failure to generate future taxable profits).

NatWest Group – Form 6-K Q3 Results 2023	2

Climate and ESG disclosures

Climate and ESG disclosures in this document are not measures within the scope of International Financial Reporting Standards (‘IFRS’), use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgements, assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, net zero strategy, including the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and ESG measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and ESG related metrics. As a result, we expect that certain climate and ESG disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled ‘Climate-related and other forward-looking statements and metrics’ of the NatWest Group 2022 Climate-related Disclosures Report.

Cautionary statement regarding Non-IFRS financial measures and APMs

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (‘GAAP’). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS (‘Non-IFRS’) and/or alternative performance measures (‘APMs’) as defined in European Securities and Markets Authority (‘ESMA’) guidelines. Non-IFRS measures and APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Introduction

Presentation of information

Unless otherwise specified herein, ‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’ and ‘we’ refers to NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

To aid readability, this document retains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Any information contained on websites linked or reports referenced in this interim results report for the nine month period ended 30 September 2023 on Form 6-K is for information only and will not be deemed to be incorporated by reference herein.

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. For details of the basis of preparation and reconciliation where appropriate please refer to appendix ‘Non-IFRS financial measures’ on page 40.

NatWest Group – Form 6-K Q3 Results 2023	3

NatWest Group – Form 6-K Q3 Results 2023	4

NatWest Group plc

Q3 2023 Form 6-K

Chief Executive, Paul Thwaite, commented:

“Today’s Q3 2023 results show that NatWest is a strong bank which is performing well, generating sustainable profits and returns. This performance is built on the foundations of strong customer franchises and a robust balance sheet with, high levels of liquidity and a well-diversified loan book. As a result, credit losses and impairments remain low and we are ready and able to stand by our customers and businesses through the current economic uncertainty.

Our leadership team has come together to ensure we all keep our eyes on the things that matter most – the 19 million people, families, and businesses we serve. Across the bank, we are resolutely focused on meeting their needs today, whilst getting ahead of what they will need from us tomorrow. This is at the core of what we do. It is how we will build long-term value in our bank and deliver sustainable growth.”

Strong Q3 2023 performance

-	Q3 2023 attributable profit of £866 million and £3,165 million for the year to date. Return on equity of 9.9% for Q3 2023 and 11.7% for the year to date. Return on tangible equity (RoTE) was 14.7% for Q3 2023 and 17.1% for the year to date.
-	Total income of £3,488 million was £259 million, or 8.0%, higher compared with Q3 2022. Total income excluding notable items(1), increased by £117 million, or 3.4%, compared with Q3 2022 principally reflecting the impact of volume growth and favourable yield curve movements. For the nine months ended 30 September 2023, total income was £11,215 million, £1,767 million higher than prior year. Total income excluding notable items, was £10,897 million, £1,602 million higher than prior year.
-	Net interest margin (NIM) of 2.05% was 15 basis points lower compared with Q2 2023. Bank NIM of 2.94% was 19 basis points lower than Q2 2023 with the reduction largely due to changes in deposit mix as customers shifted balances from non-interest bearing current accounts to interest bearing savings accounts, particularly term, as well as the continued impact on mortgage margins as the higher margin Covid-era book rolls off and is replaced at lower margins. We expect further pressure on Bank NIM as deposit shift continues. NIM was 2.17% and Bank NIM was 3.11% for the year to date.
-	Operating expenses of £1,927 million were £31 million, or 1.6% higher, compared with Q3 2022. Other operating expenses increased by £22 million, or 1.2% compared with Q3 2022. For the nine months ended 30 September 2023, operating expenses of £5,842 million were £293 million, or 5.3%, higher compared with the same period in 2022. Other operating expenses of £5.6 billion were £345 million, or 6.6% higher, compared with the same period in 2022. The cost:income ratio was 52.1% for the nine months ended 30 September 2023 compared with 58.7% for the same period in 2022. The cost:income ratio (excl. litigation and conduct) was 49.9% for the nine months ended 30 September 2023 compared with 55.6% for the same period in 2022.
-	The net impairment charge was £229 million in Q3 2023, or 24 basis points of gross customer loans, which reflects continued low and stable levels of stage 3 defaults across the portfolio and good book charges related to unsecured lending.

Robust balance sheet underpinning growth

-	Net loans to customers of £377.3 billion increased by £3.4 billion during Q3 2023. Net loans to customers excluding central items increased by £1.8 billion to £354.5 billion during Q3 2023 including a £1.3 billion uplift in Commercial & Institutional as term loan facilities increased. Retail Banking gross new mortgage lending was £7.5 billion in the quarter compared with £7.6 billion in Q2 2023.
-	Up to 30 September 2023 we have provided £53.2 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.
-	Customer deposits of £435.9 billion were £3.4 billion, or 0.8%, higher compared with Q2 2023. Customer deposits excluding central items of £423.5 billion were £2.4 billion higher than Q2 2023. Term balances now account for 15% of our book, up from 11% at the end of the second quarter.
-	The loan:deposit ratio (LDR) was 87%. The LDR (excl. repos and reverse repos) was 83%, in line with Q2 2023, with customer deposits exceeding net loans to customers by around £71 billion.
-	The liquidity coverage ratio (LCR) increased by 4 percentage points to 145% in the quarter, representing £49.6 billion headroom above 100% minimum requirement, primarily due to UBIDAC asset sales along with increased deposits offset by increased customer lending.
-	TNAV per share increased by 9 pence in Q3 2023 to 271 pence primarily reflecting the attributable profit for the period and movements in cash flow hedging reserves, offset by the impact of dividend payments.

Shareholder return supported by strong capital generation

-	Common Equity Tier 1 (CET1) ratio of 13.5% was in line with the position at 30 June 2023 principally reflecting the attributable profit offset by the ordinary dividend accrual and increase in RWAs.
-	RWAs increased by £4.1 billion during the quarter to £181.6 billion principally reflecting increased market risk and lending growth in Commercial & Institutional partially offset by a £1.9 billion reduction as we continue our exit from the Republic of Ireland.
(1)	Refer to the Non-IFRS financial measures appendix for details of notable items.
NatWest Group – Form 6-K Q3 Results 2023	5

Outlook(1)

The economic outlook and consequent customer behaviours remain uncertain. The following statements are based on our latest economic forecasts and expected customer behaviours.

Outlook 2023

-	We continue to expect to achieve a return on tangible equity for the Group of 14-16%.
-	We expect total income excluding notable items to be around £14.3 billion and full year Bank NIM to be greater than 3% based on our latest expectations for the mix of our deposit book and the assumption that Bank of England base rates remain flat at 5.25% for the remainder of the year.
-	We continue to expect to deliver a Group cost:income ratio (excl. litigation and conduct) below 52% or around £7.6 billion of Group operating costs, excluding litigation and conduct costs.
-	We expect our impairment loss rate for 2023 to be below our through the cycle range of 20-30 basis points.
-	We expect CRD IV model updates to increase RWAs by around £3 billion in Q4 2023. The models remain subject to further development and final approval by the PRA.

Medium term

-	We continue to target a sustainable return on tangible equity for the group of 14-16% over the medium term.
-	We continue to expect to deliver a Group cost:income ratio (excl. litigation and conduct) of less than 50%, by 2025.
-	We currently expect RWAs to be around £200 billion at the end of 2025, including the impact of Basel 3.1, however this remains subject to final rules and approval.
-	We expect to continue to generate and return significant capital via ordinary dividends and buybacks to shareholders over the medium term and continue to expect that the CET1 ratio will be in the range of 13-14%.

The guidance remains subject to market conditions. We will monitor and react to market conditions and refine our internal forecasts as the economic position and customer behaviours evolve.

(1)	The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section in the 2022 Annual Report on Form 20-F and the Summary Risk Factors in the 2023 NatWest Group plc Interim Results on Form 6-K. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

NatWest Group – Form 6-K Q3 Results 2023	6

Business performance summary

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2023	2022	2023	2023	2022
Summary consolidated income statement	£m	£m	£m	£m	£m
Net interest income	8,411	6,974	2,685	2,824	2,640
Non-interest income	2,804	2,474	803	1,027	589
Total income	11,215	9,448	3,488	3,851	3,229
Litigation and conduct costs	(242)	(294)	(134)	(52)	(125)
Other operating expenses	(5,600)	(5,255)	(1,793)	(1,875)	(1,771)
Operating expenses	(5,842)	(5,549)	(1,927)	(1,927)	(1,896)
Profit before impairment losses	5,373	3,899	1,561	1,924	1,333
Impairment losses	(452)	(193)	(229)	(153)	(247)
Operating profit before tax	4,921	3,706	1,332	1,771	1,086
Tax charge	(1,439)	(1,229)	(378)	(549)	(434)
Profit from continuing operations	3,482	2,477	954	1,222	652
Loss from discontinued operations, net of tax	(138)	(206)	(30)	(143)	(396)
Profit for the period	3,344	2,271	924	1,079	256
Performance key metrics and ratios
Notable items within total income (1)	£318m	£153m	(£26m)	£288m	(£168m)
Total income excluding notable items (1)	£10,897m	£9,295m	£3,514m	£3,563m	£3,397m
Bank net interest margin (1)	3.11%	2.72%	2.94%	3.13%	2.99%
Bank average interest earning assets (1)	£362bn	£343bn	£363bn	£362bn	£351bn
Cost:income ratio (excl. litigation and conduct) (1)	49.9%	55.6%	51.4%	48.7%	54.8%
Loan impairment rate (1)	16bps	7bps	24bps	16bps	26bps
Profit attributable to ordinary shareholders	£3,165m	£2,078m	£866m	£1,020m	£187m
Total earnings per share attributable to ordinary shareholders - basic	34.1p	20.9p	9.8p	11.0p	1.9p
Return on tangible equity (RoTE) (1)	17.1%	10.0%	14.7%	16.4%	2.9%
Climate and sustainable funding and financing (2)	£20.6bn	£18.1bn	£4.6bn	£8.4bn	£6.2bn

	As at
	30 September	30 June	31 December
	2023	2023	2022
	£bn	£bn	£bn
Balance sheet
Total assets	717.1	702.6	720.1
Loans to customers - amortised cost	377.3	373.9	366.3
Loans to customers excluding central items (1)	354.5	352.7	346.7
Loans to customers and banks - amortised cost and FVOCI	389.5	385.2	377.1
Total impairment provisions (3)	3.5	3.4	3.4
Expected credit loss (ECL) coverage ratio	0.94%	0.92%	0.91%
Assets under management and administration (AUMA) (1)	38.2	37.9	33.4
Customer deposits	435.9	432.5	450.3
Customer deposits excluding central items (1,4)	423.5	421.1	432.9
Liquidity and funding
Liquidity coverage ratio (LCR)	145%	141%	145%
Liquidity portfolio	225	227	226
Net stable funding ratio (NSFR)	138%	138%	145%
Loan:deposit ratio (excl. repos and reverse repos) (1)	83%	83%	79%
Total wholesale funding	82	81	74
Short-term wholesale funding	29	28	21
Capital and leverage
Common Equity Tier 1 (CET1) ratio (5)	13.5%	13.5%	14.2%
Total capital ratio (5)	18.7%	18.8%	19.3%
Pro forma CET1 ratio (excl. foreseeable items) (6)	14.1%	14.2%	15.4%
Risk-weighted assets (RWAs)	181.6	177.5	176.1
UK leverage ratio	5.1%	5.0%	5.4%
Tangible net asset value (TNAV) per ordinary share (1,7)	271p	262p	264p
Number of ordinary shares in issue (millions) (7)	8,871	8,929	9,659

(1) Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2) NatWest Group uses its climate and sustainable funding and financing inclusion criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing targets. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements. Up to 30 September 2023 we have provided £53.2 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and end of 2025. As part of this, we aim to provide at least £10 billion in lending for residential properties with Energy Performance Certificate (EPC) ratings A and B between 1 January 2023 and the end of end of 2025. During Q3 2023 we provided £4.6 billion climate and sustainable funding and financing, which included £0.9 billion in lending for residential properties with EPC ratings A and B.
(3) Includes £0.1 billion relating to off-balance sheet exposures (30 June 2023 - £0.1 billion; 31 December 2022 - £0.1 billion).
(4) Central items includes Treasury repo activity and Ulster Bank Republic of Ireland.
(5) Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(6) The pro forma CET1 ratio at 30 September 2023 excludes foreseeable items of £1,004 million: £643 million for ordinary dividends and £361 million foreseeable charges. (30 June 2023 excludes foreseeable items of £1,280 million: £780 million for ordinary dividends and £500 million foreseeable charges. 31 December 2022 excludes foreseeable items of £2,132 million: £967 million for ordinary dividends and £1,165 million foreseeable charges).
(7) The number of ordinary shares in issue excludes own shares held.
NatWest Group – Form 6-K Q3 Results 2023	7

Business performance summary

Chief Financial Officer review

We delivered a strong operating performance in Q3 2023 with a return on equity of 9.9% for Q3 2023 and 11.7% for the year to date. Return on tangible equity (RoTE) was 14.7% for Q3 2023 and 17.1% for the year to date. Total income of £3,488 million was £259 million, or 8.0% higher compared with Q3 2022. Total income excluding notable items, of £3.5 billion, was up by 3.4% on prior year and levels of default remain stable across our portfolio.

Our robust balance sheet has allowed us to continue to lend to our personal and business customers. Customer deposits of £435.9 million have increased by £3.4 billion in the quarter. Customer deposits excluding central items have increased £2.4 billion in the quarter. We retain strong liquidity and capital positions with an LCR of 145%, representing £49.6 billion headroom above 100% minimum requirement, an LDR of 87% and LDR (excl. repos and reverse repos) of 83% and a strong CET1 ratio of 13.5%.

Financial performance

Total income increased by 8.0% to £3,488 million compared with Q3 2022. Total income excluding notable items, was 3.4% higher than Q3 2022 principally driven by increased lending, higher markets income and yield curve movements partially offset by the continued change in deposit mix from non-interest bearing to interest bearing and lower deposit balances. For the nine months ended 30 September 2023 total income of £11,215 million was £1,767 million, or 18.7%, higher compared with the same period in 2022. For the nine month ended 30 September 2023 total income excluding notable items, was £10,897 million, £1,602 million higher than prior year. Total income decreased by 9.4% to £3,488 million compared with Q2 2023. Total income excluding notable items, was £49 million lower than Q2 2023 reflecting asset margin pressure and changes in deposit mix partially offset by higher markets income in Commercial & Institutional.

Net interest margin (NIM) of 2.05% was 15 basis points lower compared with Q2 2023. Bank NIM of 2.94% was 19 basis points lower than Q2 2023 principally reflecting lending margin pressure of 12 basis points and 14 basis points due to continued changes in deposit mix as customers shift to lower margin fixed term accounts, and we expect some further pressure on Bank NIM as this shift continues, albeit at a slower rate. NIM was 2.17% and Bank NIM was 3.11% for the year to date.

Operating expenses of £5,842 million were £293 million, or 5.3%, higher for the year to date. In line with our expectations, other operating expenses were £345 million, or 6.6% higher for the year to date due to increased staff costs, and a one-off cost of living payment, inflationary pressures on utility and contract costs, and a property impairment. We remain committed to delivering on our full year cost guidance.

A net impairment charge of £229 million primarily reflects continued low and stable levels of stage 3 defaults across the portfolio and good book charges related to unsecured lending. Compared with Q2 2023, our ECL provision increased by £0.1 billion to £3.6 billion and our ECL coverage ratio has increased from 0.92% to 0.94%. We retain post model adjustments of £0.5 billion related to economic uncertainty, or 12% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we will continue to assess this position regularly and are closely monitoring the impacts of inflationary pressures on the UK economy and our customers. The impairment charge for the year to date was £452 million, or 16 basis points of gross customer loans.

As a result, we are pleased to report an attributable profit for Q3 2023 of £866 million, with earnings per share of 9.8 pence, a return on equity of 9.9% and a RoTE of 14.7%.

Net loans to customers of £377.3 billion increased by £3.4 billion during Q3 2023. Net loans to customers excluding central items increased by £1.8 billion over the quarter primarily driven by £1.3 billion growth in Commercial & Institutional due to an increase in term loan facilities and private financing within Corporate & Institutions, net of £0.7 billion of UK Government scheme repayments. Retail Banking mortgage lending increased by £0.4 billion and unsecured lending increased by £0.6 billion with gross new mortgage lending of £7.5 billion in Q3 2023 compared with £7.6 billion in Q2 2023 and £11.0 billion in Q3 2022. Private Banking net loans to customers decreased by £0.3 billion driven by higher repayments and weaker demand for new lending.

Up to 30 September 2023 we have provided £53.2 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for residential properties with Energy Performance Certificate (EPC) ratings A and B between 1 January 2023 and the end of 2025. During Q3 2023 we provided £4.6 billion climate and sustainable funding and financing, which included £0.9 billion in lending for residential properties with EPC ratings A and B.

Customer deposits increased by £3.4 billion during the quarter to £435.9 billion. Customer deposits excluding central items increased by £2.4 billion in the quarter to £423.5 billion, driven by term balance growth partially offset by reductions in instant access and current accounts. Growth of £1.4 billion in Retail Banking and £0.7 billion in Private Banking reflected increased term account balances offset by reductions in instant access savings and current accounts. Commercial & Institutional customer deposits increased by £0.3 billion primarily due to growth in Corporate & Institutions, specifically term balances, partially offset with a reduction in Commercial Mid-market non-interest bearing balances reflecting the market contraction. The mix of our deposit book has continued to change in the third quarter, with term balances now accounting for 15% of the book compared with 11% at the end of the second quarter. The shift to term balances was seen across the business but was strongest in Private Banking and parts of our Corporate & Institutional business within Commercial & Institutional.

TNAV per share increased by 9 pence in Q3 2023 to 271 pence primarily reflecting the attributable profit for the period and movements in cash flow hedging reserves, offset by the impact of dividend payments.

NatWest Group – Form 6-K Q3 Results 2023	8

Business performance summary

Chief Financial Officer review continued

Capital

The CET1 ratio remains strong at 13.5%, or 13.4% excluding IFRS 9 transitional relief. This is in line with Q2 2023 principally reflecting the attributable profit, 50 basis points, offset with distributions deducted from capital of 20 basis points and the increase in RWAs, 30 basis points. NatWest Group’s minimum requirement for own funds and eligible liabilities (MREL) ratio was 31.2%.

RWAs increased by £4.1 billion in Q3 2023 to £181.6 billion principally reflecting increased market risk and lending growth in Commercial & Institutional partially offset by a £1.9 billion reduction as we continue our exit from the Republic of Ireland.

Funding and liquidity

The LCR increased by 4 percentage points to 145% in the quarter, representing £49.6 billion headroom above 100% minimum requirement, primarily due to UBIDAC asset sales along with increased deposits offset by increased customer lending. Our primary liquidity as at 30 September 2023 was £148.9 billion and £116.2 billion or 78% of this was cash at central banks. Total wholesale funding increased by £1.0 billion in the quarter to £82.2 billion.

NatWest Group – Form 6-K Q3 Results 2023	9

Business performance summary

Retail Banking

	Quarter ended
	30 September	30 June	30 September
	2023	2023	2022
	£m	£m	£m
Total income	1,442	1,516	1,475
Operating expenses	(780)	(671)	(693)
of which: Other operating expenses	(721)	(650)	(630)
Impairment losses	(169)	(79)	(116)
Operating profit	493	766	666

Return on equity (1)	17.5%	28.2%	27.0%
Net interest margin (1)	2.56%	2.78%	2.85%
Cost:income ratio (excl. litigation and conduct) (1)	50.0%	42.9%	42.7%
Loan impairment rate (1)	33bps	15bps	24bps

	As at
	30 September	30 June	31 December
	2023	2023	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	205.2	204.4	197.6
Customer deposits	184.5	183.1	188.4
RWAs	58.9	57.3	54.7

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During Q3 2023, Retail Banking continued to pursue sustainable growth whilst taking a measured approach to risk. Retail Banking delivered a return on equity of 17.5% reflecting the impact of a more challenging operating environment and higher cost impacts.

Retail Banking provided £0.9 billion of climate and sustainable funding and financing in Q3 2023.

Q3 2023 performance
-	Total income was £33 million, or 2.2%, lower than Q3 2022 reflecting lower deposit balances with mix shift from non-interest bearing to interest bearing balances, as customers continue to migrate to higher interest rate savings products, and continued mortgage margin dilution, as well as higher treasury costs, partly offset by continued strong loan growth and the impact of rate rises on deposit income.
-	Net interest margin was 22 basis points lower than Q2 2023 largely reflecting deposit mix shift from non-interest bearing to interest bearing balances and lower mortgage margins reflecting the roll-off of higher margin business. These impacts are partly offset by the impact of rate rises on deposit income.
-	Operating expenses of £780 million were £87 million, or 12.6%, higher than Q3 2022. Other operating expenses were £91 million, or 14.4%, higher than Q3 2022 reflecting property lease termination losses, continued investment in the business, higher pay awards to support our colleagues with cost of living challenges and increased data costs. This was partly offset by savings from a 3% headcount reduction.
-	An impairment charge of £169 million in Q3 2023 largely reflects stage 3 defaults, which remain broadly stable, good book charges driven by unsecured PD increases, linked to economic modelling inputs, and unsecured lending growth.
-	Net loans to customers increased by £0.8 billion in Q3 2023 reflecting mortgage growth of £0.4 billion, with gross new mortgage lending of £7.5 billion, representing flow share of around 13%. Cards balances increased by £0.5 billion and personal advances increased by £0.1 billion in Q3 2023 with continued strong customer demand.
-	Customer deposits increased by £1.4 billion in Q3 2023 reflecting strong growth in fixed term savings, partially offset by lower current account and instant access savings balances.
-	RWAs increased by £1.6 billion, or 2.8%, in Q3 2023 due to model adjustments and continued asset growth in the period.

NatWest Group – Form 6-K Q3 Results 2023	10

Business performance summary

Private Banking

	Quarter ended
	30 September	30 June	30 September
	2023	2023	2022
	£m	£m	£m
Total income	214	271	285
Operating expenses	(157)	(167)	(139)
of which: Other operating expenses	(157)	(159)	(138)
Impairment releases/(losses)	2	(3)	(7)
Operating profit	59	101	139

Return on equity (1)	11.7%	20.8%	31.8%
Net interest margin (1)	3.02%	4.17%	4.37%
Cost:income ratio (excl. litigation and conduct) (1)	73.4%	58.7%	48.4%
Loan impairment rate (1)	(4)bps	6bps	15bps
AUM net flows (£bn) (1)	—	0.4	0.3

	As at
	30 September	30 June	31 December
	2023	2023	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	18.8	19.1	19.2
Customer deposits	37.2	36.5	41.2
RWAs	11.6	11.5	11.2
Assets under management (AUMs) (1)	29.8	30.0	28.3
Assets under administration (AUAs) (1)	8.4	7.9	5.1
Total assets under management and administration (AUMAs) (1)	38.2	37.9	33.4
(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During Q3 2023, Private Banking delivered a return on equity of 11.7%, reflecting the impact of a more challenging operating environment with competitive pressure and a change in customer behaviour leading to an adverse deposit book mix.

Private Banking provided £0.1 billion of climate and sustainable funding and financing in Q3 2023.

Q3 2023 performance
-	Total income was £71 million, or 24.9%, lower than Q3 2022 reflecting lower deposit balances with mix shift from non-interest bearing to interest bearing balances, as customers continue to migrate to higher interest rate savings products, higher pass through of interest rate increases to customers, reduced lending volumes and mortgage margin pressure, partially offset by the deposit benefits from higher interest rates.
-	Net interest margin was 115 basis points lower than Q2 2023 largely reflecting a change in the deposit book mix and the impact of the Q2 2023 deposit repricing. Higher margin current accounts reduced by £1.3 billion in the quarter whilst lower margin savings accounts increased £2.0 billion.
-	Operating expenses of £157 million were £18 million, or 12.9% higher than Q3 2022. Other operating expenses were £19 million, or 13.8%, higher than Q3 2022 reflecting continued investment in the business and planned increased headcount for consumer duty and Coutts 24, our customer help centre.
-	A net impairment release of £2 million in Q3 2023 largely reflects a small release in good book provision whilst stage 3 defaults remain at low levels.
-	Net loans to customers decreased by £0.3 billion, or 1.6%, in Q3 2023 driven by higher repayments and weaker demand for new lending.
-	Customer deposits increased by £0.7 billion, or 1.9%, compared with Q2 2023 driven by the continued strong term and notice balance growth, partially offset by lower instant access savings and current accounts.
-

AUMAs increased by £0.3 billion to £38.2 billion, in Q3 2023 primarily reflecting AUA net inflows of £0.2 billion and muted market movements. AUM net inflows for the year to date reflects 4% of opening AUM balances.

NatWest Group – Form 6-K Q3 Results 2023	11

Business performance summary

Commercial & Institutional

	Quarter ended
	30 September	30 June	30 September
	2023	2023	2022
	£m	£m	£m
Net interest income	1,271	1,243	1,131
Non-interest income	570	552	526
Total income	1,841	1,795	1,657

Operating expenses	(1,012)	(984)	(893)
of which: Other operating expenses	(960)	(934)	(840)
Impairment losses	(59)	(64)	(119)
Operating profit	770	747	645

Return on equity (1)	14.7%	14.3%	12.2%
Net interest margin (1)	3.88%	3.79%	3.46%
Cost:income ratio (excl. litigation and conduct) (1)	52.1%	52.0%	50.7%
Loan impairment rate (1)	18bps	20bps	36bps

	As at
	30 September	30 June	31 December
	2023	2023	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	130.5	129.2	129.9
Customer deposits	201.8	201.5	203.3
Funded assets (1)	325.2	320.6	306.3
RWAs	107.9	103.6	103.2

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During Q3 2023, Commercial & Institutional delivered another strong performance with growth in revenues and operating profit supporting a return on equity of 14.7%.

Commercial & Institutional provided £3.6 billion of climate and sustainable funding and financing in Q3 2023.

Q3 2023 performance
-	Total income was £184 million, or 11.1%, higher than Q3 2022 largely reflecting higher deposit income supported by interest rate rises and higher markets income partly offset by higher funding costs
-	Net interest margin was 9 basis points higher than Q2 2023 largely reflecting one-off items. The benefit of rate rises on deposit income is more than offset by deposit mix shifts from non-interest bearing to interest bearing balances.
-	Operating expenses of £1,012 million were £119 million, or 13.3%, higher than Q3 2022. Other operating expenses were £120 million, or 14.3%, higher than Q3 2022 reflecting higher pay awards to support our colleagues with cost of living challenges, continued investment in the business, including an increase in headcount, and property lease termination losses.
-	An impairment charge of £59 million in Q3 2023 reflects continued low stage 3 default charges.
-	Net loans to customers increased by £1.3 billion, or 1.0%, in Q3 2023 largely due to an increase in term loan facilities including an increase in revolving credit utilisations and private financing growth within Corporate & Institutions, partly offset by UK Government scheme repayments of £0.7 billion.
-	Customer deposits increased by £0.3 billion, or 0.1%, in Q3 2023 due to growth in Corporate & Institutions, specifically term balances, partly offset by a continued market contraction of non-interest bearing balances in Commercial Mid-market. The deposit mix continues to evolve with transition from non-interest bearing and instant access to term balances.
-	RWAs increased by £4.3 billion, or 4.2%, in Q3 2023 primarily due to increased market risk through the quarter following heightened market and lending volume growth.

NatWest Group – Form 6-K Q3 Results 2023	12

Business performance summary

Central items & other

	Quarter ended
	30 September	30 June	30 September
	2023	2023	2022
	£m	£m	£m
Continuing operations
Total income	(9)	269	(188)
Operating expenses (1)	22	(105)	(171)
of which: Other operating expenses	45	(132)	(163)
of which: Ulster Bank RoI direct expenses	(43)	(63)	(75)
Impairment losses	(3)	(7)	(5)
Operating profit/(loss)	10	157	(364)
of which: Ulster Bank RoI	(54)	(136)	(156)

	As at
	30 September	30 June	31 December
	2023	2023	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost) (2)	22.8	21.2	19.6
Customer deposits	12.4	11.4	17.4
RWAs	3.2	5.1	7.0
(1)	Includes withdrawal-related direct program costs of £10 million for the quarter ended 30 September 2023 (30 June 2023 - £15 million, 30 September 2022 - £24 million).
(2)	Excluded £0.3 billion of loans to customers held at fair value through profit or loss (30 June 2023 - £0.4 billion, 31 December 2022 - £0.5 billion).
Q3 2023 performance

-    Total income was £179 million higher than Q3 2022 reflecting one-off items including lower losses on liquidity asset bond sales, business growth fund gains and lower losses on redemption of own debt partially offset by lower gains on interest and FX risk management derivatives not in accounting hedge relationships and losses associated with property lease terminations.

-    Net loans to customers increased by £1.6 billion in Q3 2023 mainly due to reverse repo activity in Treasury.

-    Customer deposits increased by £1.0 billion in Q3 2023 primarily reflecting repo activity in Treasury. Ulster Bank RoI customer deposit balances were £0.2 billion as at Q3 2023.

NatWest Group – Form 6-K Q3 Results 2023	13

Segment performance

	Nine months ended 30 September 2023
				Central	Total
	Retail	Private	Commercial &	& items	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	4,242	572	3,775	(178)	8,411
Non-interest income	320	209	1,814	461	2,804
Total income	4,562	781	5,589	283	11,215
Direct expenses	(604)	(181)	(1,118)	(3,697)	(5,600)
Indirect expenses	(1,460)	(287)	(1,735)	3,482	—
Other operating expenses	(2,064)	(468)	(2,853)	(215)	(5,600)
Litigation and conduct costs	(83)	(11)	(146)	(2)	(242)
Operating expenses	(2,147)	(479)	(2,999)	(217)	(5,842)
Operating profit before impairment losses (1)	2,415	302	2,590	66	5,373
Impairment losses (1)	(362)	(9)	(79)	(2)	(452)
Operating profit	2,053	293	2,511	64	4,921

Income excluding notable items (1)	4,562	781	5,586	(32)	10,897

Additional information
Return on tangible equity (1)	na	na	na	na	17.1%
Return on equity (1)	25.1%	20.3%	16.1%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.2%	59.9%	51.0%	nm	49.9%
Total assets (£bn)	229.1	26.8	411.6	49.6	717.1
Funded assets (£bn) (1)	229.1	26.8	325.2	48.5	629.6
Net loans to customers - amortised cost (£bn)	205.2	18.8	130.5	22.8	377.3
Loan impairment rate (1)	23bps	6bps	8bps	nm	16bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	—	(3.5)
Impairment provisions - stage 3 (£bn)	(1.1)	—	(0.8)	—	(1.9)
Customer deposits (£bn)	184.5	37.2	201.8	12.4	435.9
Risk-weighted assets (RWAs) (£bn)	58.9	11.6	107.9	3.2	181.6
RWA equivalent (RWAe) (£bn)	58.9	11.6	109.1	3.9	183.5
Employee numbers (FTEs - thousands)	13.4	2.4	12.6	33.3	61.7
Third party customer asset rate (1)	3.13%	4.43%	5.98%	nm	nm
Third party customer funding rate (1)	(1.24%)	(1.88%)	(1.23%)	nm	nm
Bank average interest earning assets (£bn) (1)	204.6	19.1	130.9	na	361.7
Bank net interest margin (1)	2.77%	4.00%	3.86%	na	3.11%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group – Form 6-K Q3 Results 2023	14

Segment performance

	Nine months ended 30 September 2022
				Central	Total
	Retail	Private	Commercial &	& items	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	3,719	526	2,895	(166)	6,974
Non-interest income	310	220	1,699	245	2,474
Total income	4,029	746	4,594	79	9,448
Direct expenses	(505)	(169)	(1,109)	(3,472)	(5,255)
Indirect expenses	(1,309)	(253)	(1,465)	3,027	—
Other operating expenses	(1,814)	(422)	(2,574)	(445)	(5,255)
Litigation and conduct costs	(121)	(2)	(139)	(32)	(294)
Operating expenses	(1,935)	(424)	(2,713)	(477)	(5,549)
Operating profit/(loss) before impairment losses/releases (1)	2,094	322	1,881	(398)	3,899
Impairment (losses)/releases (1)	(142)	4	(60)	5	(193)
Operating profit/(loss)	1,952	326	1,821	(393)	3,706

Income excluding notable items (1)	4,029	746	4,578	(58)	9,295

Additional information
Return on tangible equity (1)	na	na	na	na	10.0%
Return on equity (1)	26.5%	24.5%	11.7%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.0%	56.6%	56.0%	nm	55.6%
Total assets (£bn)	221.3	29.8	465.3	85.1	801.5
Funded assets (£bn) (1)	221.3	29.8	325.5	83.9	660.5
Net loans to customers - amortised cost (£bn)	192.8	19.1	131.9	28.0	371.8
Loan impairment rate (1)	10bps	(3)bps	6bps	nm	7bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.6)	(0.1)	(3.3)
Impairment provisions - stage 3 (£bn)	(0.9)	—	(0.7)	(0.1)	(1.7)
Customer deposits (£bn)	190.9	42.2	215.2	24.7	473.0
Risk-weighted assets (RWAs) (£bn)	53.0	11.1	104.8	9.6	178.5
RWA equivalent (RWAe) (£bn)	53.0	11.1	106.5	10.1	180.7
Employee numbers (FTEs - thousands)	13.8	2.2	12.2	31.8	60.0
Third party customer asset rate (1)	2.61%	2.80%	3.19%	nm	nm
Third party customer funding rate (1)	(0.11%)	(0.15%)	(0.10%)	nm	nm
Bank average interest earning assets (£bn) (1)	188.6	19.1	125.4	na	342.7
Bank net interest margin (1)	2.64%	3.69%	3.09%	na	2.72%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
NatWest Group – Form 6-K Q3 Results 2023	15

Segment performance

	Quarter ended 30 September 2023
				Central	Total
	Retail	Private	Commercial &	& items	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,334	144	1,271	(64)	2,685
Non-interest income	108	70	570	55	803
Total income	1,442	214	1,841	(9)	3,488
Direct expenses	(206)	(63)	(377)	(1,147)	(1,793)
Indirect expenses	(515)	(94)	(583)	1,192	—
Other operating expenses	(721)	(157)	(960)	45	(1,793)
Litigation and conduct costs	(59)	—	(52)	(23)	(134)
Operating expenses	(780)	(157)	(1,012)	22	(1,927)
Operating profit before impairment losses/releases (1)	662	57	829	13	1,561
Impairment (losses)/releases (1)	(169)	2	(59)	(3)	(229)
Operating profit	493	59	770	10	1,332

Income excluding notable items (1)	1,442	214	1,847	11	3,514

Additional information
Return on tangible equity (1)	na	na	na	na	14.7%
Return on equity (1)	17.5%	11.7%	14.7%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.0%	73.4%	52.1%	nm	51.4%
Total assets (£bn)	229.1	26.8	411.6	49.6	717.1
Funded assets (£bn) (1)	229.1	26.8	325.2	48.5	629.6
Net loans to customers - amortised cost (£bn)	205.2	18.8	130.5	22.8	377.3
Loan impairment rate (1)	33bps	(4)bps	18bps	nm	24bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	—	(3.5)
Impairment provisions - stage 3 (£bn)	(1.1)	—	(0.8)	—	(1.9)
Customer deposits (£bn)	184.5	37.2	201.8	12.4	435.9
Risk-weighted assets (RWAs) (£bn)	58.9	11.6	107.9	3.2	181.6
RWA equivalent (RWAe) (£bn)	58.9	11.6	109.1	3.9	183.5
Employee numbers (FTEs - thousands)	13.4	2.4	12.6	33.3	61.7
Third party customer asset rate (1)	3.34%	4.80%	6.72%	nm	nm
Third party customer funding rate (1)	(1.69%)	(2.80%)	(1.65%)	nm	nm
Bank average interest earning assets (£bn) (1)	206.9	18.9	129.8	na	362.8
Bank net interest margin (1)	2.56%	3.02%	3.88%	na	2.94%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
NatWest Group – Form 6-K Q3 Results 2023	16

Segment performance

	Quarter ended 30 June 2023
				Central	Total
	Retail	Private	Commercial &	& items	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,416	199	1,243	(34)	2,824
Non-interest income	100	72	552	303	1,027
Total income	1,516	271	1,795	269	3,851
Direct expenses	(187)	(58)	(381)	(1,249)	(1,875)
Indirect expenses	(463)	(101)	(553)	1,117	—
Other operating expenses	(650)	(159)	(934)	(132)	(1,875)
Litigation and conduct costs	(21)	(8)	(50)	27	(52)
Operating expenses	(671)	(167)	(984)	(105)	(1,927)
Operating profit before impairment losses (1)	845	104	811	164	1,924
Impairment losses (1)	(79)	(3)	(64)	(7)	(153)
Operating profit	766	101	747	157	1,771

Income excluding notable items (1)	1,516	271	1,792	(16)	3,563

Additional information
Return on tangible equity (1)	na	na	na	na	16.4%
Return on equity (1)	28.2%	20.8%	14.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.9%	58.7%	52.0%	nm	48.7%
Total assets (£bn)	229.1	27.3	401.5	44.7	702.6
Funded assets (£bn) (1)	229.1	27.3	320.6	43.7	620.7
Net loans to customers - amortised cost (£bn)	204.4	19.1	129.2	21.2	373.9
Loan impairment rate (1)	15bps	6bps	20bps	nm	16bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(1.0)	—	(0.8)	(0.1)	(1.9)
Customer deposits (£bn)	183.1	36.5	201.5	11.4	432.5
Risk-weighted assets (RWAs) (£bn)	57.3	11.5	103.6	5.1	177.5
RWA equivalent (RWAe) (£bn)	57.3	11.5	104.9	5.8	179.5
Employee numbers (FTEs - thousands)	13.7	2.3	12.6	32.9	61.5
Third party customer asset rate (1)	3.11%	4.41%	5.84%	nm	nm
Third party customer funding rate (1)	(1.20%)	(1.71%)	(1.18%)	nm	nm
Bank average interest earning assets (£bn) (1)	204.6	19.2	131.4	na	362.3
Bank net interest margin (1)	2.78%	4.17%	3.79%	na	3.13%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
NatWest Group – Form 6-K Q3 Results 2023	17

Segment performance

	Quarter ended 30 September 2022
				Central	Total
	Retail	Private	Commercial &	& items	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,379	211	1,131	(81)	2,640
Non-interest income	96	74	526	(107)	589
Total income	1,475	285	1,657	(188)	3,229
Direct expenses	(180)	(59)	(367)	(1,165)	(1,771)
Indirect expenses	(450)	(79)	(473)	1,002	—
Other operating expenses	(630)	(138)	(840)	(163)	(1,771)
Litigation and conduct costs	(63)	(1)	(53)	(8)	(125)
Operating expenses	(693)	(139)	(893)	(171)	(1,896)
Operating profit/(loss) before impairment losses (1)	782	146	764	(359)	1,333
Impairment losses (1)	(116)	(7)	(119)	(5)	(247)
Operating profit/(loss)	666	139	645	(364)	1,086

Income excluding notable items (1)	1,475	285	1,648	(11)	3,397

Additional information
Return on tangible equity (1)	na	na	na	na	2.9%
Return on equity (1)	27.0%	31.8%	12.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.7%	48.4%	50.7%	nm	54.8%
Total assets (£bn)	221.3	29.8	465.3	85.1	801.5
Funded assets (£bn) (1)	221.3	29.8	325.5	83.9	660.5
Net loans to customers - amortised cost (£bn)	192.8	19.1	131.9	28.0	371.8
Loan impairment rate (1)	24bps	15bps	36bps	nm	26bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.6)	(0.1)	(3.3)
Impairment provisions - stage 3 (£bn)	(0.9)	—	(0.7)	(0.1)	(1.7)
Customer deposits (£bn)	190.9	42.2	215.2	24.7	473.0
Risk-weighted assets (RWAs) (£bn)	53.0	11.1	104.8	9.6	178.5
RWA equivalent (RWAe) (£bn)	53.0	11.1	106.5	10.1	180.7
Employee numbers (FTEs - thousands)	13.8	2.2	12.2	31.8	60.0
Third party customer asset rate (1)	2.64%	3.09%	3.53%	nm	nm
Third party customer funding rate (1)	(0.17%)	(0.29%)	(0.19%)	nm	nm
Bank average interest earning assets (£bn) (1)	192.1	19.2	129.8	na	350.7
Bank net interest margin (1)	2.85%	4.37%	3.46%	na	2.99%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group – Form 6-K Q3 Results 2023	18

Risk and capital management

NatWest Group – Form 6-K Q3 Results 2023	19

Risk and capital management

Credit risk

Segment analysis – portfolio summary

The table below shows gross loans and expected credit loss (ECL), by segment and stage, within the scope of the IFRS 9 ECL framework.

	Retail	Private	Commercial	Central items
	Banking	Banking	& Institutional	& other	Total
30 September 2023	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	185,826	17,831	114,918	27,866	346,441
Stage 2	17,963	943	18,721	19	37,646
Stage 3	2,965	258	2,224	18	5,465
Of which: individual	—	209	1,041	—	1,250
Of which: collective	2,965	49	1,183	18	4,215
Subtotal excluding disposal group loans	206,754	19,032	135,863	27,903	389,552
Disposal group loans				136	136
Total				28,039	389,688
ECL provisions (2)
Stage 1	304	20	340	23	687
Stage 2	481	17	509	25	1,032
Stage 3	1,096	33	785	16	1,930
Of which: individual	—	33	287	—	320
Of which: collective	1,096	—	498	16	1,610
Subtotal excluding ECL provisions on disposal group loans	1,881	70	1,634	64	3,649
ECL provisions on disposal group loans				61	61
Total				125	3,710
ECL provisions coverage (3)
Stage 1 (%)	0.16	0.11	0.30	0.08	0.20
Stage 2 (%)	2.68	1.80	2.72	nm	2.74
Stage 3 (%)	36.96	12.79	35.30	88.89	35.32
ECL provisions coverage excluding disposal group loans	0.91	0.37	1.20	0.23	0.94
ECL provisions coverage on disposal group loans				44.85	44.85
Total				0.45	0.95

30 June 2023
Loans - amortised cost and FVOCI (1)
Stage 1	180,293	18,075	112,341	25,653	336,362
Stage 2	22,686	988	19,676	90	43,440
Stage 3	2,826	254	2,246	124	5,450
Of which: individual	—	203	1,017	27	1,247
Of which: collective	2,826	51	1,229	97	4,203
Subtotal excluding disposal group loans	205,805	19,317	134,263	25,867	385,252
Disposal group loans				573	573
Total				26,440	385,825
ECL provisions (2)
Stage 1	282	23	333	23	661
Stage 2	439	17	507	28	991
Stage 3	1,038	31	765	71	1,905
Of which: individual	—	31	260	4	295
Of which: collective	1,038	—	505	67	1,610
Subtotal excluding ECL provisions on disposal group loans	1,759	71	1,605	122	3,557
ECL provisions on disposal group loans				31	31
Total				153	3,588
ECL provisions coverage (3)
Stage 1 (%)	0.16	0.13	0.30	0.09	0.20
Stage 2 (%)	1.94	1.72	2.58	31.11	2.28
Stage 3 (%)	36.73	12.20	34.06	57.26	34.95
ECL provisions coverage excluding disposal group loans	0.85	0.37	1.20	0.47	0.92
ECL provisions coverage on disposal group loans				5.41	5.41
Total				0.58	0.93

nm = not meaningful

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Q3 Results 2023	20

Risk and capital management

Credit risk continued

Segment analysis – portfolio summary continued

	Retail	Private	Commercial	Central items
	Banking	Banking	& Institutional	& other	Total
31 December 2022	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	174,727	18,367	108,791	23,339	325,224
Stage 2	21,561	801	24,226	245	46,833
Stage 3	2,565	242	2,166	123	5,096
Of which: individual	—	168	905	48	1,121
Of which: collective	2,565	74	1,261	75	3,975
Subtotal excluding disposal group loans	198,853	19,410	135,183	23,707	377,153
Disposal group loans				1,502	1,502
Total				25,209	378,655
ECL provisions (2)
Stage 1	251	21	342	18	632
Stage 2	450	14	534	45	1,043
Stage 3	917	26	747	69	1,759
Of which: individual	—	26	251	10	287
Of which: collective	917	—	496	59	1,472
Subtotal excluding ECL provisions on disposal group loans	1,618	61	1,623	132	3,434
ECL provisions on disposal group loans				53	53
Total				185	3,487
ECL provisions coverage (3)
Stage 1 (%)	0.14	0.11	0.31	0.08	0.19
Stage 2 (%)	2.09	1.75	2.20	18.37	2.23
Stage 3 (%)	35.75	10.74	34.49	56.10	34.52
ECL provisions coverage excluding disposal group loans	0.81	0.31	1.20	0.56	0.91
ECL provisions coverage on disposal group loans				3.53	3.53
Total				0.73	0.92
(1)	Includes loans to customers and banks.
(2)	Includes £9 million (30 June 2023 – £4 million; 31 December 2022 – £3 million) related to assets classified as FVOCI; and £0.1 billion (30 June 2023 – £0.1 billion; 31 December 2022 – £0.1 billion) related to off-balance sheet exposures.
(3)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful coverage ratio.
(4)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £118.6 billion (30 June 2023 – £121.9 billion; 31 December 2022 – £143.3 billion) and debt securities of £45.3 billion (30 June 2023 – £34.7 billion; 31 December 2022 – £29.9 billion).

NatWest Group – Form 6-K Q3 Results 2023	21

Risk and capital management

Credit risk continued

Segment analysis – loans

-	Retail Banking – Balance sheet growth continued during Q3 2023, but at a reduced pace compared to Q2 2023, reflecting UK mortgage market trends. Unsecured balances growth, primarily in credit cards, was a continuation of the strong customer demand seen in the first half of the year. Lending criteria and affordability assumptions continue to be reviewed to ensure new business is assessed appropriately in the higher interest rate and inflationary environment. While portfolio performance continued to remain stable, total ECL coverage increased. The rise in coverage was reflective of increased Stage 3 ECL on unsecured portfolios, mainly due to reduced write-off activity. The modest increase in good book coverage reflected slightly increased probability of defaults in unsecured portfolios, linked to economic modelling inputs, unsecured lending growth. Post model adjustments to capture increased affordability pressures on customers due to high inflation and rising interest rates remained broadly stable. Stage 2 balances decreased during Q3 2023, driven by mortgages, as a lagged effect of the multiple economic scenarios update at 30 June 2023. This scenario update reduced levels of probability of default significant increase in credit risk deterioration, with the three-month probability of default persistence rules expiring, which resulted in some migration back into Stage 1. Increased probability of defaults in unsecured portfolios, as described above, resulted in increased Stage 2 balances, primarily in credit cards.
-	Commercial & Institutional – There was balance sheet growth during Q3 2023. Growth since Q4 2022 was primarily in financial institutions and other wholesale. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are deemed to represent a heightened risk, including due to cost of living, supply chain and inflationary pressures. Coverage remained stable with small increases in ECL alongside balance growth. Stage 1 and Stage 2 ECL increased marginally during the quarter with increases from changes in risk parameters largely offset by the continued unwind of Covid post model adjustments. Stage 3 individual ECL increased due to some flows into Stage 3 as well as ECL increases on a small number of previously defaulted exposures.
-	Central items & other – Disposal groups loans continue to reduce as portfolios are sold, with Q3 2023 sales comprised primarily of non-defaulted loans. ECL for the remaining loans was updated to reflect the expected outcome from future portfolio sales. This has resulted in higher coverage rates on these remaining loans.

Movement in ECL provision

The table below shows the main ECL provision movements during the year.

ECL provision
£m
At 1 January 2023	3,434
Transfers to disposal groups and reclassifications	(69)
Changes in economic forecasts	(98)
Changes in risk metrics and exposure: Stage 1 and Stage 2	45
Changes in risk metrics and exposure: Stage 3	424
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	118
Write-offs and other	(205)
At 30 September 2023	3,649

-	ECL increased during 2023, reflecting a relatively stable level of good book ECL coverage alongside increases in Stage 3 ECL.
-	Stage 3 default flows in the Retail portfolios remained stable, although there were modest increases in line with growth and post-Covid lending strategy. For the Wholesale portfolios, default levels were lower than historic trends as the effects of high inflation, rising interest rates and supply chain disruption has, to date, not led to a significant increase in defaults.
-	Stage 3 balances increased, primarily driven by Retail portfolios, linked to reduced write-off activity this year.
-	There were no changes to economic forecasts in the quarter and minimal changes from post model adjustments which have been largely retained reflecting a continued uncertain economic outlook.
-	A £69 million ECL reduction was due to the transfer to disposal groups and reclassifications related to the phased withdrawal of Ulster Bank RoI from the Republic of Ireland.

NatWest Group – Form 6-K Q3 Results 2023	22

Risk and capital management

Credit risk continued

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private	Commercial &	Central items &
	Mortgages	Other	Banking	Institutional	other	Total
30 September 2023	£m	£m	£m	£m	£m	£m
Deferred model calibrations	—	—	1	21	—	22
Economic uncertainty	115	46	11	279	2	453
Other adjustments	7	—	—	14	33	54
Total	122	46	12	314	35	529

Of which:
- Stage 1	79	19	6	117	11	232
- Stage 2	29	27	6	193	21	276
- Stage 3	14	—	—	4	3	21

30 June 2023
Deferred model calibrations	—	—	1	22	—	23
Economic uncertainty	116	43	12	289	2	462
Other adjustments	7	—	—	12	36	55
Total	123	43	13	323	38	540

Of which:
- Stage 1	74	19	6	113	20	232
- Stage 2	34	24	7	206	17	288
- Stage 3	15	—	—	4	1	20

31 December 2022
Economic uncertainty	102	51	6	191	2	352
Other adjustments	8	20	—	16	15	59
Total	110	71	6	207	17	411

Of which:
- Stage 1	62	27	3	63	—	155
- Stage 2	32	44	3	139	16	234
- Stage 3	16	—	—	5	1	22

-	Retail Banking – The post model adjustments for economic uncertainty increased slightly to £161 million at 30 September 2023 from £159 million at 30 June 2023. Continued consumer affordability risks, as a result of higher interest rates and sustained inflation, prompted an uplift in the cost of living post model adjustment (up from £134 million to £138 million). The cost of living post model adjustment captures the risk on segments in the Retail Banking portfolio that are more susceptible to the effects of cost of living rises. It focuses on key affordability lenses, including customers with lower income in fuel poverty, over-indebted borrowers and customers vulnerable to a potential mortgage rate shock.
-	Commercial & Institutional – The post model adjustments for economic uncertainty decreased slightly to £279 million at 30 September 2023, from £289 million at 30 June 2023. It included an overlay of £62 million, down from £79 million, to cover the residual risks from Covid, to address concerns about the associated debt of customers who have used government support schemes. A mechanistic post model adjustment via a sector level downgrade remained in place to account for the pressures from inflation and supply chains, plus broader concerns around liquidity and reducing cash reserves across many sectors. The post model adjustment increased to £217 million at 30 September 2023 from £210 million at 30 June 2023, reflecting the significant headwinds for a number of sectors which are not fully captured in the models.

NatWest Group – Form 6-K Q3 Results 2023	23

Risk and capital management

Credit risk continued

Sector analysis – portfolio summary

The table below shows ECL by stage, for the Personal portfolios and selected sectors of the Wholesale portfolios.

					Off-balance sheet
	Loans - amortised cost and FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 September 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	202,724	18,233	3,218	224,175	36,965	46	317	493	1,139	1,949
Mortgages (1)	192,083	14,629	2,170	208,882	11,007	—	96	56	264	416
Credit cards	3,569	1,825	132	5,526	17,267	—	70	175	95	340
Other personal	7,072	1,779	916	9,767	8,691	46	151	262	780	1,193
Wholesale	143,717	19,413	2,247	165,377	92,220	4,540	370	539	791	1,700
Property	27,083	3,510	661	31,254	14,372	359	99	114	197	410
Financial institutions	52,414	437	34	52,885	19,697	1,553	32	15	10	57
Sovereign	2,669	1	22	2,692	231	—	12	—	1	13
Other wholesale	61,551	15,465	1,530	78,546	57,920	2,628	227	410	583	1,220
Of which:
Agriculture	3,719	1,119	104	4,942	998	20	18	37	35	90
Airlines and aerospace	1,382	596	3	1,981	1,636	181	4	9	2	15
Automotive	6,844	868	63	7,775	4,097	84	20	16	19	55
Building materials	1,309	305	15	1,629	1,471	73	7	10	8	25
Chemicals	339	69	1	409	822	11	1	5	1	7
Industrials	2,303	674	73	3,050	3,059	156	10	20	19	49
Land transport and logistics	4,314	766	65	5,145	3,193	162	12	19	18	49
Leisure	4,146	2,678	289	7,113	1,979	161	30	85	88	203
Mining and metals	359	36	5	400	488	7	1	1	4	6
Oil and gas	760	147	28	935	1,977	236	3	3	27	33
Power utilities	5,023	446	45	5,514	8,608	623	12	13	9	34
Retail	5,594	1,899	224	7,717	4,566	389	21	44	116	181
Shipping	199	72	3	274	66	31	—	2	2	4
Water and waste	3,389	386	14	3,789	1,812	97	4	4	4	12
Total	346,441	37,646	5,465	389,552	129,185	4,586	687	1,032	1,930	3,649

31 December 2022 (2)
Personal	192,438	21,854	2,831	217,123	43,126	51	260	466	957	1,683
Mortgages (1)	182,245	18,787	1,925	202,957	18,782	—	81	62	233	376
Credit cards	3,275	1,076	109	4,460	15,848	—	62	122	73	257
Other personal	6,918	1,991	797	9,706	8,496	51	117	282	651	1,050
Wholesale	132,786	24,979	2,265	160,030	88,886	4,963	372	577	802	1,751
Property	26,300	4,035	701	31,036	13,895	413	99	98	223	420
Financial institutions	46,738	1,353	47	48,138	18,223	1,332	32	14	17	63
Sovereign	2,793	1	2	2,796	269	—	15	—	2	17
Other wholesale	56,955	19,590	1,515	78,060	56,499	3,218	226	465	560	1,251
Of which:
Agriculture	3,646	1,034	93	4,773	968	24	21	31	43	95
Airlines and aerospace	483	1,232	19	1,734	1,715	174	2	40	8	50
Automotive	5,776	1,498	30	7,304	4,009	99	18	18	11	47
Building materials	1,244	284	15	1,543	1,407	78	7	7	7	21
Chemicals	384	117	1	502	650	12	1	2	1	4
Industrials	2,148	1,037	82	3,267	3,135	195	10	16	24	50
Land transport and logistics	3,863	1,304	72	5,239	3,373	190	13	34	18	65
Leisure	3,416	3,787	260	7,463	1,907	102	27	147	115	289
Mining and metals	173	230	5	408	545	5	—	1	5	6
Oil and gas	953	159	60	1,172	2,157	248	3	3	31	37
Power utilities	4,228	406	6	4,640	6,960	1,182	9	11	1	21
Retail	6,497	1,746	150	8,393	4,682	416	21	29	68	118
Shipping	161	151	14	326	110	22	—	7	6	13
Water and waste	3,026	335	7	3,368	2,143	101	4	4	4	12
Total	325,224	46,833	5,096	377,153	132,012	5,014	632	1,043	1,759	3,434

(1)	As at 30 September 2023, £144.2 billion, 70%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2022 – £138.8 billion, 68%), of which, 43% were rated as EPC A to C (31 December 2022 – 42%).
(2)	Previously published sector splits for the Wholesale portfolio have been re-presented to reflect updated internal sector reporting splits.

NatWest Group – Form 6-K Q3 Results 2023	24

Risk and capital management

Credit risk continued

Wholesale support schemes

The table below shows the sector split for the Bounce Back Loan Scheme (BBLS) as well as associated debt split by stage. Associated debt refers to the non-BBLS lending to customers who also have BBLS lending.

	Gross carrying amount
	BBL				Associated debt				ECL on associated debt
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
30 September 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
Property	699	191	32	922	702	222	78	1,002	9	18	29
Financial institutions	18	4	—	22	8	2	—	10	—	—	—
Other	2,346	628	280	3,254	2,062	954	161	3,177	26	64	89
Total	3,063	823	312	4,198	2,772	1,178	239	4,189	35	82	118

31 December 2022 (1)
Wholesale
Property	966	186	48	1,200	874	205	60	1,139	10	14	26
Financial institutions	24	4	—	28	9	2	—	11	—	—	1
Other	3,233	641	342	4,216	2,338	884	117	3,339	26	57	70
Total	4,223	831	390	5,444	3,221	1,091	177	4,489	36	71	97

(1)	Previously published sector splits for the Wholesale portfolio have been re-presented to reflect updated internal sector reporting splits.

NatWest Group – Form 6-K Q3 Results 2023	25

Risk and capital management

Capital, liquidity and funding risk

Introduction

NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2022

CET1 ratio

The CET1 ratio decreased by 70 basis points to 13.5%. The reduction in CET1 ratio was due to a £0.4 billion decrease in CET1 capital and a £5.5 billion increase in RWAs.

The CET1 decrease was mainly driven by:

-    the directed buyback of £1.3 billion;

-    a foreseeable dividend accrual of £0.6 billion;

-    a £0.5 billion decrease for the on-market ordinary share buyback programme, of which £0.4 billion is reported as a foreseeable charge;

-    a £0.1 billion decrease in the IFRS 9 transitional adjustment, primarily due to the annual update in the dynamic stage transition percentage and the end of transition on the static and historic stages;

-    an increase in the intangible assets deduction of £0.4 billion; and

-    other movements on reserves and regulatory adjustments of £0.2 billion.

These reductions were partially offset by the £2.7 billion attributable profit in the period (net of ordinary interim dividend paid).

Total RWAs

Total RWAs increased by £5.5 billion to £181.6 billion, mainly reflecting:

-    an increase in credit risk RWAs of £2.0 billion, primarily due to £0.9 billion of IRB model adjustments within Retail Banking, in addition to increased exposures within Commercial & Institutional and Retail Banking. This was partially offset by reduced exposures within Ulster Bank RoI as a result of the phased withdrawal from the Republic of Ireland.

-    an increase in counterparty credit risk RWAs of £1.3 billion, primarily due to the call of a credit default swap trade in Q2 2023 and the subsequent removal of credit risk mitigation, this is in addition to increased trades during Q3 2023.

-    an increase in operational risk RWAs of £1.1 billion following the annual recalculation.

-    an increase in market risk RWAs of £1.1 billion, driven by market volatility during Q3 2023.

UK leverage ratio	The leverage ratio decreased by 30 basis points to 5.1%. The decrease was due to a £0.4 billion reduction in Tier 1 capital and a £28.9 billion increase in leverage exposure. The key driver in leverage exposure was an increase in other financial assets.
Liquidity portfolio	The liquidity portfolio decreased by £0.5 billion to £225.0 billion. Primary liquidity decreased by £12.7 billion to £148.9 billion, driven by a reduction in customer deposits, increased lending and capital distributions, partially offset by the UBIDAC asset sales and wholesale funding. Secondary liquidity increased by £12.2 billion due to an increase in pre-positioned collateral at the Bank of England.

NatWest Group – Form 6-K Q3 Results 2023	26

Risk and capital management

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.7%	2.3%	3.0%
Minimum Capital Requirements	6.2%	8.3%	11.0%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.4%	n/a	n/a
Overall capital requirement	10.4%	12.5%	15.2%
Capital ratios at 30 September 2023	13.5%	15.7%	18.7%
Headroom (3)	3.1%	3.2%	3.5%

(1)	The UK CCyB rate is being maintained at 2%. The rate may vary in either direction in the future depending on how risks develop. The CCyB on Irish exposures will increase from 0.5% to 1.0% from 24 November 2023. A further increase to 1.5% will be effective June 2024.
(2)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)	The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB. The UK CCyB increased from 1% to 2% from 5 July 2023. Foreign exposure may be subject to different CCyB rates depending on the rates set in those jurisdictions.

NatWest Group – Form 6-K Q3 Results 2023	27

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios

The table below sets out the key capital and leverage ratios and measures. These are calculated on current PRA rules and presented on a transitional basis for the remaining IFRS 9 transitional relief in respect to ECL. The remaining Tier 2 instruments subject to CRR2 grandfathering provisions were derecognised during Q3 2023 following regulatory approvals.

	30 September	30 June	31 December
	2023	2023	2022
Capital adequacy ratios (1)%		%	%
CET1	13.5	13.5	14.2
Tier 1	15.7	15.7	16.4
Total	18.7	18.8	19.3

Capital	£m	£m	£m
Tangible equity	24,015	23,415	25,482

Prudential valuation adjustment	(272)	(271)	(275)
Deferred tax assets	(688)	(742)	(912)
Own credit adjustments	(24)	(49)	(58)
Pension fund assets	(246)	(243)	(227)
Cash flow hedging reserve	2,967	3,344	2,771
Foreseeable ordinary dividends	(643)	(780)	(967)
Adjustment for trust assets (2)	(365)	(365)	(365)
Foreseeable charges - on-market ordinary share buyback programme	(361)	(500)	(800)
Adjustments under IFRS 9 transitional arrangements	223	223	361
Insufficient coverage for non-performing exposures	(21)	(19)	(18)
Total regulatory adjustments	570	598	(490)

CET1 capital	24,585	24,013	24,992

Additional AT1 capital	3,875	3,875	3,875
Tier 1 capital	28,460	27,888	28,867

End-point Tier 2 capital	5,485	5,364	4,978
Grandfathered instrument transitional arrangements	—	73	75
Tier 2 capital	5,485	5,437	5,053
Total regulatory capital	33,945	33,325	33,920

Risk-weighted assets
Credit risk	143,974	142,704	141,963
Counterparty credit risk	8,001	7,680	6,723
Market risk	9,380	6,962	8,300
Operational risk	20,198	20,198	19,115
Total RWAs	181,553	177,544	176,101

(1)	30 September 2023 includes the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting and prior periods also include the transitional relief on grandfathered capital instruments. The impact of the IFRS 9 transitional adjustments at 30 September 2023 was £0.2 billion for CET1 capital, £48 million for total capital and £28 million RWAs (30 June 2023 - £0.2 billion CET1 capital, £35 million total capital and £37 million RWAs; 31 December 2022 - £0.4 billion CET1 capital, £36 million total capital and £71 million RWAs). Excluding these adjustments, the CET1 ratio would be 13.4% (30 June 2023 – 13.4%; 31 December 2022 - 14.0%). The transitional relief on grandfathered instruments at 30 September 2023 was £nil (30 June 2023 - £0.1 billion; 31 December 2022 - £0.1 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 15.6% (30 June 2023 - 15.6%; 31 December 2022 – 16.2%) and the end-point Total capital ratio would be 18.7% (30 June 2023 – 18.8%; 31 December 2022 – 19.2%).
(2)	Prudent deduction in respect of agreement with the pension fund to establish new legal structure to remove dividend linked contribution.

NatWest Group – Form 6-K Q3 Results 2023	28

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

	30 September	30 June	31 December
	2023	2023	2022
Leverage	£m	£m	£m
Cash and balances at central banks	119,590	123,022	144,832
Trading assets	49,621	48,893	45,577
Derivatives	87,504	81,873	99,545
Financial assets	432,451	416,739	404,374
Other assets	26,891	27,499	18,864
Assets of disposal groups	1,084	4,575	6,861
Total assets	717,141	702,601	720,053
Derivatives
- netting and variation margin	(86,657)	(82,798)	(100,356)
- potential future exposures	17,226	16,654	18,327
Securities financing transactions gross up	2,245	2,013	4,147
Other off-balance sheet items	50,528	48,668	46,144
Regulatory deductions and other adjustments	(16,647)	(15,663)	(7,114)
Claims on central banks	(116,157)	(114,253)	(141,144)
Exclusion of bounce back loans	(4,198)	(4,627)	(5,444)
UK leverage exposure	563,481	552,595	534,613
UK leverage ratio (%) (1)	5.1	5.0	5.4

(1)	Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.0% (30 June 2023 – 5.0%; 31 December 2022 – 5.3%).

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the nine months ended 30 September 2023. It is being presented on a transitional basis based on current PRA rules.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2022	24,992	3,875	5,053	33,920
Attributable profit for the period	3,165	—	—	3,165
Ordinary interim dividend paid	(491)	—	—	(491)
Directed buyback	(1,259)	—	—	(1,259)
Foreseeable ordinary dividends	(643)	—	—	(643)
On-market share buyback	(500)	—	—	(500)
Foreign exchange reserve	(419)	—	—	(419)
FVOCI reserve	82	—	—	82
Own credit	34	—	—	34
Share capital and reserve movements in respect of employee share schemes	70	—	—	70
Goodwill and intangibles deduction	(399)	—	—	(399)
Deferred tax assets	224	—	—	224
Prudential valuation adjustments	3	—	—	3
Net dated subordinated debt instruments	—	—	303	303
Foreign exchange movements	—	—	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	(138)	—	—	(138)
Other movements	(136)	—	179	43
At 30 September 2023	24,585	3,875	5,485	33,945

-	The CET1 decrease is mainly driven by the directed buyback of £1.3 billion, a foreseeable ordinary dividend accrual of £0.6 billion, a £0.5 billion decrease for the on-market ordinary share buyback programme, a £0.1 billion decrease in the IFRS 9 transitional adjustment, an increase in the intangible assets deduction of £0.4 billion and other movements in reserves and regulatory adjustments of £0.2 billion, partially offset by an attributable profit in the period (net of ordinary interim dividend paid) of £2.7 billion.
-	The Tier 2 movement of £0.3 billion includes €700 million 5.763% Fixed to Fixed Reset Tier 2 Notes 2034 issued in February 2023 offset by the £0.1 billion derecognition of the UBIDAC subordinated notes as eligible Tier 2 capital instruments, partial redemption of 5.125% Subordinated Tier 2 Notes 2024, maturities with minimum regulatory value and an increase in regulatory amortisation £0.1 billion. Within Tier 2, there was also a £0.2 billion increase in the Tier 2 surplus provisions.

NatWest Group – Form 6-K Q3 Results 2023	29

Risk and capital management

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the period, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2022	142.0	6.7	8.3	19.1	176.1
Foreign exchange movement	(0.4)	(0.1)	—	—	(0.5)
Business movement	6.5	0.5	1.2	1.1	9.3
Risk parameter changes	(2.1)	—	—	—	(2.1)
Methodology changes	—	—	—	—	—
Model updates	0.8	—	(0.1)	—	0.7
Other charges	—	0.9	—	—	0.9
Acquisitions and disposals	(2.8)	—	—	—	(2.8)
At 30 September 2023	144.0	8.0	9.4	20.2	181.6

The table below analyses segmental RWAs.

	Retail	Private	Commercial	Central items	Total NatWest
	Banking	Banking	& Institutional	& other (1)	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2022	54.7	11.2	103.2	7.0	176.1
Foreign exchange movement	—	—	(0.4)	(0.1)	(0.5)
Business movement	3.5	0.4	6.3	(0.9)	9.3
Risk parameter changes	(0.2)	—	(1.9)	—	(2.1)
Methodology changes	—	—	—	—	—
Model updates	0.9	—	(0.2)	—	0.7
Other charges	—	—	0.9	—	0.9
Acquisitions and disposals	—	—	—	(2.8)	(2.8)
At 30 September 2023	58.9	11.6	107.9	3.2	181.6

Credit risk	51.2	10.2	80.2	2.4	144.0
Counterparty credit risk	0.3	—	7.7	—	8.0
Market risk	0.2	—	9.2	—	9.4
Operational risk	7.2	1.4	10.8	0.8	20.2
Total RWAs	58.9	11.6	107.9	3.2	181.6
(1)	£1.6 billion of Central items & other relates to Ulster Bank RoI.

Total RWAs increased by £5.5 billion to £181.6 billion during the period mainly reflecting:

-	Business movements totalling £9.3 billion, driven by increased credit risk exposures within Retail Banking and Commercial & Institutional, increased market risk RWAs of £1.1 billion reflecting heightened market volatility in Q3 and increased RWAs following the annual recalculation of operational risk.
-	An increase in other changes of £0.9 billion, driven by the termination of portfolio credit default swap resulting in a decrease to the CRM benefit.
-	Model update increase of £0.7 billion, mainly driven by IRB model adjustments within Retail Banking.
-	A decrease in risk parameters of £2.1 billion, primarily reflecting changes in regulatory treatment for certain structured transactions.
-	Disposals relating to the phased withdrawal from the Republic of Ireland, reducing RWAs by £2.8 billion.

NatWest Group – Form 6-K Q3 Results 2023	30

Risk and capital management

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory LCR categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow purposes. In addition, a reconciliation has been provided between the liquidity portfolio for internal stressed outflow coverage and high-quality liquid assets on a regulatory LCR basis.

	Liquidity value
	30 September 2023	30 June 2023	31 December 2022
	NatWest	NatWest	NatWest
	Group (1)	Group	Group
	£m	£m	£m
Cash and balances at central banks	116,231	119,612	140,820
AAA to AA- rated governments	25,214	23,813	18,589
A+ and lower rated governments	4,223	1,172	317
Government guaranteed issuers, public sector entities and government sponsored entities	455	229	134
International organisations and multilateral development banks	2,821	2,674	1,734
LCR level 1 bonds	32,713	27,888	20,774
LCR level 1 assets	148,944	147,500	161,594
LCR level 2 assets	—	—	—
Non-LCR eligible assets	—	—	—
Primary liquidity	148,944	147,500	161,594
Secondary liquidity (2)	76,097	79,424	63,917
Total liquidity value	225,041	226,924	225,511
	30 September 2023	30 June 2023
	NatWest	NatWest
Stressed outflow coverage (SOC) to liquidity coverage ratio (LCR)	Group (1)	Group
reconciliation	£m	£m
SOC primary liquidity (from table above)	148,944	147,500
Level 1 assets excluded (3)	6,175	4,180
Level 2 assets excluded (4)	4,173	3,133
Methodology difference (5)	628	960
Total LCR high quality liquid assets	159,920	155,773

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (NWB Plc, RBS plc and Coutts & Co), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.
(3)

LCR level 1 assets include extremely high-quality covered bonds, government guaranteed bonds, and other LCR level 1 assets, which are not included as primary liquidity, but included as inflows in stressed outflow coverage.

(4)	LCR level 2 assets include high quality covered bonds, asset-backed securities and other level 2 assets which are not included as primary liquidity but included as inflows in stressed outflow coverage.
(5)

Methodology differences include cash in tills which is classified as LCR level 1 but not included in stressed outflow coverage, JPY bonds which are classified as level 1 for stressed outflow coverage but level 2 for LCR and weighting differences between stressed outflow coverage and LCR.

NatWest Group – Form 6-K Q3 Results 2023	31

Condensed consolidated income statement

for the period ended 30 September 2023 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Interest receivable	15,071	8,591	5,589	4,981	3,341
Interest payable	(6,660)	(1,617)	(2,904)	(2,157)	(701)
Net interest income	8,411	6,974	2,685	2,824	2,640
Fees and commissions receivable	2,213	2,145	754	719	721
Fees and commissions payable	(484)	(468)	(169)	(158)	(168)
Trading income	609	969	191	85	260
Other operating income	466	(172)	27	381	(224)
Non-interest income	2,804	2,474	803	1,027	589
Total income	11,215	9,448	3,488	3,851	3,229
Staff costs	(2,924)	(2,687)	(919)	(965)	(879)
Premises and equipment	(845)	(820)	(275)	(284)	(286)
Other administrative expenses	(1,390)	(1,429)	(519)	(421)	(531)
Depreciation and amortisation	(683)	(613)	(214)	(257)	(200)
Operating expenses	(5,842)	(5,549)	(1,927)	(1,927)	(1,896)
Profit before impairment losses	5,373	3,899	1,561	1,924	1,333
Impairment losses	(452)	(193)	(229)	(153)	(247)
Operating profit before tax	4,921	3,706	1,332	1,771	1,086
Tax charge	(1,439)	(1,229)	(378)	(549)	(434)
Profit from continuing operations	3,482	2,477	954	1,222	652
Loss from discontinued operations, net of tax (1)	(138)	(206)	(30)	(143)	(396)
Profit for the period	3,344	2,271	924	1,079	256

Attributable to:
Ordinary shareholders	3,165	2,078	866	1,020	187
Paid-in equity holders	182	188	61	60	67
Non-controlling interests	(3)	5	(3)	(1)	2
	3,344	2,271	924	1,079	256

Earnings per ordinary share - continuing operations	35.6p	23.0p	10.1p	12.5p	6.0p
Earnings per ordinary share - discontinued operations	(1.5p)	(2.1p)	(0.3p)	(1.5p)	(4.1p)
Total earnings per share attributable to ordinary shareholders - basic	34.1p	20.9p	9.8p	11.0p	1.9p
Earnings per ordinary share - fully diluted continuing operations	35.4p	22.9p	10.1p	12.4p	6.0p
Earnings per ordinary share - fully diluted discontinued operations	(1.5p)	(2.1p)	(0.3p)	(1.5p)	(4.1p)
Total earnings per share attributable to ordinary shareholders - fully diluted	33.9p	20.8p	9.8p	10.9p	1.9p
(1)	The results of discontinued operations, comprising the post-tax loss, is shown as a single amount on the face of the income statement. An analysis of this amount is presented in Note 2 to the condensed consolidated financial statements.
NatWest Group – Form 6-K Q3 Results 2023	32

Condensed consolidated statement of comprehensive income

for the period ended 30 September 2023 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Profit for the period	3,344	2,271	924	1,079	256
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(105)	(682)	(41)	(25)	(165)
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss (FVTPL)	(27)	102	(23)	2	11
Fair value through other comprehensive income (FVOCI) financial assets	36	42	6	(13)	39
Tax	20	136	13	9	13
	(76)	(402)	(45)	(27)	(102)
Items that do qualify for reclassification
FVOCI financial assets	65	(451)	12	13	7
Cash flow hedges	(208)	(3,978)	526	(1,032)	(2,421)
Currency translation	(401)	358	68	(410)	173
Tax	(16)	1,259	(143)	225	693
	(560)	(2,812)	463	(1,204)	(1,548)
Other comprehensive (loss)/income after tax	(636)	(3,214)	418	(1,231)	(1,650)
Total comprehensive income/(loss) for the period	2,708	(943)	1,342	(152)	(1,394)

Attributable to:
Ordinary shareholders	2,529	(1,136)	1,284	(211)	(1,463)
Paid-in equity holders	182	188	61	60	67
Non-controlling interests	(3)	5	(3)	(1)	2
	2,708	(943)	1,342	(152)	(1,394)
NatWest Group – Form 6-K Q3 Results 2023	33

Condensed consolidated balance sheet as at 30 September 2023 (unaudited)

	30 September	31 December
	2023	2022
	£m	£m
Assets
Cash and balances at central banks	119,590	144,832
Trading assets	49,621	45,577
Derivatives	87,504	99,545
Settlement balances	10,644	2,572
Loans to banks - amortised cost	8,454	7,139
Loans to customers - amortised cost	377,268	366,340
Other financial assets	46,729	30,895
Intangible assets	7,515	7,116
Other assets	8,732	9,176
Assets of disposal groups	1,084	6,861
Total assets	717,141	720,053

Liabilities
Bank deposits	24,354	20,441
Customer deposits	435,867	450,318
Settlement balances	11,585	2,012
Trading liabilities	58,495	52,808
Derivatives	81,135	94,047
Other financial liabilities	56,302	49,107
Subordinated liabilities	6,210	6,260
Notes in circulation	3,144	3,218
Other liabilities	4,592	5,346
Total liabilities	681,684	683,557

Equity
Ordinary shareholders' interests	31,530	32,598
Other owners' interests	3,890	3,890
Owners' equity	35,420	36,488
Non-controlling interests	37	8
Total equity	35,457	36,496

Total liabilities and equity	717,141	720,053

NatWest Group – Form 6-K Q3 Results 2023	34

Condensed consolidated statement of changes in equity

for the period ended 30 September 2023 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves (1)	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	13,093	3,890	10,019	9,486	36,488	8	36,496
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations			3,485		3,485	(3)	3,482
- discontinued operations			(138)		(138)		(138)
Other comprehensive income
- Realised gains/(losses) in period on FVOCI equity shares			2	(2)	—		—
- Remeasurement of retirement benefit schemes			(105)		(105)		(105)
- Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk			(27)		(27)		(27)
- Unrealised gains: FVOCI				68	68		68
- Amounts recognised in equity: cash flow hedges				(821)	(821)		(821)
- Foreign exchange reserve movement (4)				(401)	(401)		(401)
- Amount transferred from equity to earnings				646	646		646
- Tax			27	(23)	4		4
Ordinary dividends paid			(1,456)		(1,456)		(1,456)
Paid-in equity dividends paid			(182)		(182)		(182)
Shares repurchased during the period (2,3)	—		(1,852)		(1,852)		(1,852)
Shares issued under employee share schemes during the period	—		21		21		21
Share-based payments			(31)		(31)		(31)
Movement in own shares held	(279)				(279)		(279)
Acquisition of subsidiary						32	32
At 30 September 2023	12,814	3,890	9,763	8,953	35,420	37	35,457

							30 September
							2023
Attributable to:							£m
Ordinary shareholders							31,530
Paid-in equity holders							3,890
Non-controlling interests							37
							35,457
*Other reserves consist of:
Merger reserve							10,881
FVOCI reserve							(20)
Cash flow hedging reserve							(2,967)
Foreign exchange reserve							1,059
							8,953

(1)	Share capital and statutory reserves includes share capital, share premium, capital redemption reserve and own shares held.
(2)	In May 2023, there was an agreement to buy 469.2 million ordinary shares in NatWest Group plc from UK Government Investments Ltd (UKGI) at 268.4p per share for the total consideration of £1,265.6 million. NatWest Group cancelled 336.2 million of the purchased ordinary shares, amounting to £906.9 million excluding fees and held the remaining 133.0 million shares as own shares held, amounting to £358.8 million excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(3)	NatWest Group plc repurchased and cancelled 364.3 million shares for total consideration of £951.0 million excluding fees in 2023 so far, as part of the On Market Share Buyback Programmes. Out of total number of shares bought back, 2.93 million shares were settled and cancelled in October 2023 amounting to £6.9 million. The nominal value of the share cancellations amounting to £389.2 million has been transferred to the capital redemption reserve.
(4)	Includes £305 million FX recycled to profit or loss upon completion of a capital repayment by UBIDAC.

NatWest Group – Form 6-K Q3 Results 2023	35

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2022 Annual Report on Form 20-F. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

Amendments to IFRS effective from 1 January 2023 had no material effect on the condensed consolidated financial statements.

2. Discontinued operations and assets and liabilities of disposal groups

Four legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland. Material developments in Q3 2023 are set out below.

Agreement with Allied Irish Banks, p.l.c. (AIB) for the transfer of performing commercial loans

In Q3 2023, UBIDAC completed the sale of commercial loans to AIB, with a cumulative €3.1 billion of gross performing loans being fully migrated. The transfer of the final cohort of colleagues to AIB who were wholly or mainly assigned to supporting this part of the business under Transfer of Undertakings, Protection of Employment (TUPE) arrangements has also completed. Losses on disposal of €30 million have been recognised in respect of the migrations completed during Q3 2023.

Agreement with Permanent TSB p.l.c. (PTSB) for the sale of performing non-tracker mortgages, the performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland.

In Q3 2023, the Lombard Asset Finance business which included balances of c.€500 million migrated to PTSB and the transfer of remaining colleagues who were eligible to move to PTSB under TUPE regulations also completed. This was the final phase of the transaction with PTSB, which also included c.€6.3 billion of gross performing non-tracker mortgage and micro-SME balances as well as 25 Ulster Bank branches.

Agreement with AIB for the sale of performing tracker and linked mortgages

In Q3 2023, UBIDAC completed the migration of €4.0 billion of performing tracker and linked mortgages to AIB. The remaining migrations are expected to occur by H1 2024.

Agreement with Elmscott Property Finance DAC / AB CarVal (CarVal) for the sale of a portfolio of performing and non-performing exposures

In Q3 2023, UBIDAC agreed the sale of a portfolio of performing and non-performing exposures to CarVal, which consists mostly of non-performing mortgages, unsecured personal loans and commercial facilities with a gross value of c. €690 million at 31 December 2022. Pepper Finance Corporation (Ireland) DAC will become the legal owner and servicer of the facilities. The majority of these migrations are expected to occur in Q4 2023.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group. Ulster Bank RoI continuing operations are reported within Central items & other.

(a)	Loss from discontinued operations, net of tax
	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Interest receivable	22	160	(4)	11	4
Net interest income	22	160	(4)	11	4
Non-interest income	(42)	(409)	(28)	(31)	(405)
Total income	(20)	(249)	(32)	(20)	(401)
Operating expenses	(124)	(35)	(2)	(118)	(11)
Loss before impairment releases/losses	(144)	(284)	(34)	(138)	(412)
Impairment releases/(losses)	6	78	4	(5)	16
Operating loss before tax	(138)	(206)	(30)	(143)	(396)
Tax charge	—	—	—	—	—
Loss from discontinued operations, net of tax	(138)	(206)	(30)	(143)	(396)

NatWest Group – Form 6-K Q3 Results 2023	36

Notes

2. Discontinued operations and assets and liabilities of disposal groups continued

(b)	Assets and liabilities of disposal groups
	As at
	30 September	31 December
	2023	2022
	£m	£m
Assets of disposal groups
Loans to customers - amortised cost	75	1,458
Other financial assets - loans to customers at fair value through profit or loss	1,001	5,397
Other assets	8	6
	1,084	6,861

Liabilities of disposal groups
Other liabilities	5	15
	5	15

Net assets of disposal groups	1,079	6,846

3. Litigation and other matters

NatWest Group plc’s Interim Results 2023, issued on 28 July 2023, included disclosures about NatWest Group's litigation and regulatory matters in Note 14. Set out below are the material developments in those matters, and an update on an internal investigation by independent counsel, since publication of the Interim Results 2023.

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint. The plaintiffs filed an amended complaint, but in October 2023, the district court dismissed that complaint as well, and indicated that further amendment would not be permitted. The district court’s decision is subject to appeal by the plaintiffs.

FX litigation

In September 2023, second summonses were served by Stichting FX Claims on NWM N.V., NatWest Group plc and NWM Plc, for claims on behalf of a new group of parties. The summonses seek declarations from the Dutch court concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019 and 2 December 2021, along with unspecified damages.

Government securities antitrust litigation

Class action antitrust claims commenced in March 2019 are pending in the United States District Court for the Southern District of New York (SDNY) against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by various European central banks (European government bonds or EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold EGBs. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. Previously, in March 2022, the SDNY dismissed the claims against NWM Plc and NWMSI on the ground that the complaint’s conspiracy allegations were insufficient. However, in September 2023, the SDNY ruled that new allegations which plaintiffs have included in an amended complaint are sufficient to bring those NatWest entities back into the case as defendants.

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a Sovereign Wealth Fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. The claimant seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court’s jurisdiction to hear the claim.

In April 2023, the claimant filed a notice of discontinuance of its claim against certain defendants including Coutts & Co Ltd. The claimant subsequently indicated that it intended to issue further replacement proceedings. Coutts & Co Ltd challenged the claimant’s ability to take that step and a hearing took place in the Malaysian High Court in June 2023. In August 2023, the court disallowed the discontinuation of the claim by the claimant and directed that the application by Coutts & Co Ltd challenging the validity of the proceedings should proceed to a hearing. In September 2023, the claimant filed a notice to appeal that decision.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NatWest Markets Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

NatWest Group – Form 6-K Q3 Results 2023	37

Notes

3. Litigation and other matters continued

Other

Reviews into customer account closures

In July 2023, NatWest Group plc commissioned an independent review by the law firm Travers Smith LLP into issues that had arisen in connection with a recent account closure and treatment of the customer that attracted significant public attention and certain related interactions with the media. NatWest Group plc has received reports in connection with those reviews (and has today published a summary of the key findings and recommendations) and expects to receive a further report in due course.

In addition, NatWest Group plc is conducting internal reviews with respect to certain governance processes, policies, systems and controls of NatWest Group entities, including with respect to customer account closures.

The subject matter giving rise to these independent reviews and related developments, or the outcomes of any of the independent or internal reviews, could increase the risk of greater regulatory or third-party scrutiny and result in future legal or regulatory actions, which could have financial, reputational or collateral consequences for NatWest Group’s business.

4. Post balance sheet events

On 28 July 2023, the Group announced that it had appointed Travers Smith LLP to undertake a thorough and independent review into account closure arrangements at Coutts and the circumstances surrounding an article including if there was a leak of confidential information. Phase 1 of this review is now complete.

Other than as disclosed in this document, there have been no significant events between 30 September 2023 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

NatWest Group – Form 6-K Q3 Results 2023	38

Additional information

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2023.

As at 30 September 2023
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1	9,788
Retained income and other reserves	25,632
Owners’ equity	35,420

NatWest Group indebtedness
Trading liabilities - debt securities in issue	734
Other financial liabilities – debt securities in issue	55,123
Subordinated liabilities	6,210
Total indebtedness	62,067
Total capitalisation and indebtedness	97,487

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 30 September 2023.

NatWest Group – Form 6-K Q3 Results 2023	39

Appendix

Non-IFRS financial measures

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority guidance or non-GAAP financial measures in accordance with SEC regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

1. Total income excluding notable items

Total income excluding notable items is calculated as total income less notable items.

The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Continuing operations
Total income	11,215	9,448	3,488	3,851	3,229
Less notable items:
Commercial & Institutional
Fair value, disposal losses and asset disposals/strategic risk reduction	—	(45)	—	—	—
Own credit adjustments (OCA)	3	61	(6)	3	9
Central items & other
Loss on redemption of own debt	—	(161)	—	—	(137)
Liquidity Asset Bond sale (losses)/gains	(33)	(88)	(9)	(11)	(124)
Share of associate (losses)/profits for Business Growth Fund	(5)	(29)	10	(3)	(16)
Property lease termination losses	(69)	—	(69)	—	—
Interest and FX management derivatives not in hedge accounting relationships	100	415	48	(23)	100
FX recycling gains	322	—	—	322	—
	318	153	(26)	288	(168)
Total income excluding notable items	10,897	9,295	3,514	3,563	3,397

NatWest Group – Form 6-K Q3 Results 2023	40

Non-IFRS financial measures continued

2. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

Statutory analysis

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Staff costs	2,924	2,687	919	965	879
Premises and equipment	845	820	275	284	286
Depreciation and amortisation	683	613	214	257	200
Other administrative expenses	1,390	1,429	519	421	531
Total	5,842	5,549	1,927	1,927	1,896

Non-statutory analysis

	Nine months ended
	30 September 2023
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	46	2,878	2,924
Premises and equipment	—	845	845
Depreciation and amortisation	—	683	683
Other administrative expenses	196	1,194	1,390
Total	242	5,600	5,842

	Nine months ended
	30 September 2022
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	29	2,658	2,687
Premises and equipment	—	820	820
Depreciation and amortisation	—	613	613
Other administrative expenses	265	1,164	1,429
Total	294	5,255	5,549

NatWest Group – Form 6-K Q3 Results 2023	41

Non-IFRS financial measures continued

2. Operating expenses - management view continued

Non-statutory analysis continued

	Quarter ended
	30 September 2023
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	15	904	919
Premises and equipment	—	275	275
Depreciation and amortisation	—	214	214
Other administrative expenses	119	400	519
Total	134	1,793	1,927

	Quarter ended
	30 June 2023
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	17	948	965
Premises and equipment	—	284	284
Depreciation and amortisation	—	257	257
Other administrative expenses	35	386	421
Total	52	1,875	1,927

	Quarter ended
	30 September 2022
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	11	868	879
Premises and equipment	—	286	286
Depreciation and amortisation	—	200	200
Other administrative expenses	114	417	531
Total	125	1,771	1,896
NatWest Group – Form 6-K Q3 Results 2023	42

Non-IFRS financial measures continued

3. Cost:income ratio (excl. litigation and conduct)

NatWest Group uses the cost:income ratio (excl. litigation and conduct) in its Outlook guidance. This is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

The calculation of the cost:income ratio (excl. litigation and conduct) is shown below, along with a comparison to cost:income ratio using total operating expenses.

	Retail	Private	Commercial &	Central items	Total
	Banking	Banking	Institutional	and other	NatWest Group
Nine months ended 30 September 2023	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	2,147	479	2,999	217	5,842
Less litigation and conduct costs	(83)	(11)	(146)	(2)	(242)
Other operating expenses	2,064	468	2,853	215	5,600

Total income	4,562	781	5,589	283	11,215
Cost:income ratio	47.1%	61.3%	53.7%	nm	52.1%
Cost:income ratio (excl. litigation and conduct)	45.2%	59.9%	51.0%	nm	49.9%

Nine months ended 30 September 2022
Continuing operations
Operating expenses	1,935	424	2,713	477	5,549
Less litigation and conduct costs	(121)	(2)	(139)	(32)	(294)
Other operating expenses	1,814	422	2,574	445	5,255

Total income	4,029	746	4,594	79	9,448
Cost:income ratio	48.0%	56.8%	59.1%	nm	58.7%
Cost:income ratio (excl. litigation and conduct)	45.0%	56.6%	56.0%	nm	55.6%

Quarter ended 30 September 2023
Continuing operations
Operating expenses	780	157	1,012	(22)	1,927
Less litigation and conduct costs	(59)	—	(52)	(23)	(134)
Other operating expenses	721	157	960	(45)	1,793

Total income	1,442	214	1,841	(9)	3,488
Cost:income ratio	54.1%	73.4%	55.0%	nm	55.2%
Cost:income ratio (excl. litigation and conduct)	50.0%	73.4%	52.1%	nm	51.4%

Quarter ended 30 June 2023
Continuing operations
Operating expenses	671	167	984	105	1,927
Less litigation and conduct costs	(21)	(8)	(50)	27	(52)
Other operating expenses	650	159	934	132	1,875

Total income	1,516	271	1,795	269	3,851
Cost:income ratio	44.3%	61.6%	54.8%	nm	50.0%
Cost:income ratio (excl. litigation and conduct)	42.9%	58.7%	52.0%	nm	48.7%

Quarter ended 30 September 2022
Continuing operations
Operating expenses	693	139	893	171	1,896
Less litigation and conduct costs	(63)	(1)	(53)	(8)	(125)
Other operating expenses	630	138	840	163	1,771

Total income	1,475	285	1,657	188	3,229
Cost:income ratio	47.0%	48.8%	53.9%	nm	58.7%
Cost:income ratio (excl. litigation and conduct)	42.7%	48.4%	50.7%	nm	54.8%

NatWest Group – Form 6-K Q3 Results 2023	43

Non-IFRS financial measures continued

4. NatWest Group return on tangible equity

Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. A reconciliation is shown below including a comparison to the nearest GAAP measure, return on equity. This comprises profit attributable to ordinary shareholders divided by average total equity.

	Nine months ended		Quarter ended or as at
	30 September	30 September	30 September	30 June	30 September
	2023	2022	2023	2023	2022
NatWest Group return on tangible equity	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	3,165	2,078	866	1,020	187
Annualised profit attributable to ordinary shareholders	4,220	2,771	3,464	4,080	748
Average total equity	36,150	38,821	35,081	36,216	36,956
Adjustment for other owners' equity and intangibles	(11,427)	(11,099)	(11,583)	(11,378)	(11,200)
Adjusted total tangible equity	24,723	27,722	23,498	24,838	25,756
Return on equity	11.7%	7.1%	9.9%	11.3%	2.0%
Return on tangible equity	17.1%	10.0%	14.7%	16.4%	2.9%

NatWest Group – Form 6-K Q3 Results 2023	44

Non-IFRS financial measures continued

5. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends and tax, divided by average notional tangible equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity.

This measure shows the return generated by operating segments on equity deployed.

	Retail	Private	Commercial &
Nine months ended 30 September 2023	Banking	Banking	Institutional
Operating profit (£m)	2,053	293	2,511
Paid-in equity cost allocation (£m)	(43)	(17)	(125)
Adjustment for tax (£m)	(563)	(77)	(597)
Adjusted attributable profit (£m)	1,447	199	1,790
Annualised adjusted attributable profit (£m)	1,930	265	2,386
Average RWAe (£bn)	56.9	11.4	105.6
Equity factor (%)	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.7	1.3	14.8
Return on equity (%)	25.1%	20.3%	16.1%

Nine months ended 30 September 2022
Operating profit (£m)	1,952	326	1,821
Preference share and paid-in equity cost allocation (£m)	(60)	(9)	(141)
Adjustment for tax (£m)	(530)	(89)	(420)
Adjusted attributable profit (£m)	1,362	228	1,260
Annualised adjusted attributable profit (£m)	1,816	304	1,680
Average RWAe (£bn)	52.7	11.3	102.9
Equity factor (%)	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.2	14.4
Return on equity (%)	26.5%	24.5%	11.7%

Quarter ended 30 September 2023
Operating profit (£m)	493	59	770
Paid-in equity cost allocation (£m)	(13)	(6)	(39)
Adjustment for tax (£m)	(134)	(15)	(183)
Adjusted attributable profit (£m)	346	38	548
Annualised adjusted attributable profit (£m)	1,382	153	2,193
Average RWAe (£bn)	58.5	11.4	106.7
Equity factor (%)	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.9	1.3	14.9
Return on equity (%)	17.5%	11.7%	14.7%

Quarter ended 30 June 2023
Operating profit (£m)	766	101	747
Paid-in equity cost allocation (£m)	(15)	(6)	(42)
Adjustment for tax (£m)	(210)	(27)	(176)
Adjusted attributable profit (£m)	541	68	529
Annualised adjusted attributable profit (£m)	2,163	274	2,115
Average RWAe (£bn)	56.8	11.4	106.0
Equity factor (%)	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.7	1.3	14.8
Return on equity (%)	28.2%	20.8%	14.3%

Quarter ended 30 September 2022
Operating profit (£m)	666	139	645
Preference share and paid-in equity cost allocation (£m)	(20)	(3)	(48)
Adjustment for tax (£m)	(181)	(38)	(149)
Adjusted attributable profit (£m)	465	98	448
Annualised adjusted attributable profit (£m)	1,860	392	1,792
Average RWAe (£bn)	53.0	11.2	105.0
Equity factor (%)	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.9	1.2	14.7
Return on equity (%)	27.0%	31.8%	12.2%

NatWest Group – Form 6-K Q3 Results 2023	45

Non-IFRS financial measures continued

6. Bank net interest margin

Bank net interest margin is defined as annualised net interest income, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of NatWest Group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer has been introduced as a way to present net interest margin on a basis more comparable with UK peers and exclude the impact of regulatory driven factors. A reconciliation is shown below including a comparison to the nearest GAAP measure, net interest margin. This is net interest income as a percentage of average interest earning assets.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Continuing operations
NatWest Group net interest income	8,411	6,974	2,685	2,824	2,640
Annualised NatWest Group net interest income	11,245	9,324	10,652	11,327	10,474

Average interest earning assets (IEA)	519,199	546,918	520,815	514,459	548,008
Less liquid asset buffer average IEA	(157,505)	(204,224)	(157,972)	(152,133)	(197,304)
Bank average IEA	361,694	342,694	362,843	362,326	350,704

Net interest margin	2.17%	1.70%	2.05%	2.20%	1.91%
Bank net interest margin	3.11%	2.72%	2.94%	3.13%	2.99%

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2023	2022	2023	2023	2022
Retail Banking	£m	£m	£m	£m	£m
Net interest income	4,242	3,719	1,334	1,416	1,379
Annualised net interest income	5,672	4,972	5,293	5,680	5,471

Retail Banking average IEA	221,838	207,915	223,686	221,468	212,179
Less liquid asset buffer average IEA	(17,269)	(19,311)	(16,745)	(16,820)	(20,050)
Adjusted Retail Banking average IEA	204,569	188,604	206,941	204,648	192,129

Retail Banking net interest margin	2.77%	2.64%	2.56%	2.78%	2.85%

Private Banking
Net interest income	572	526	144	199	211
Annualised net interest income	765	703	571	798	837

Private Banking average IEA	27,270	29,366	26,595	27,140	29,309
Less liquid asset buffer average IEA	(8,174)	(10,310)	(7,680)	(7,976)	(10,155)
Adjusted Private Banking average IEA	19,096	19,056	18,915	19,164	19,154

Private Banking net interest margin	4.00%	3.69%	3.02%	4.17%	4.37%

Commercial & Institutional
Net interest income	3,775	2,895	1,271	1,243	1,131
Annualised adjusted net interest income	5,047	3,871	5,043	4,986	4,487

Commercial & Institutional average IEA	196,457	202,061	193,793	196,735	205,021
Less liquid asset buffer average IEA	(65,598)	(76,639)	(63,944)	(65,288)	(75,216)
Adjusted Commercial & Institutional average IEA	130,859	125,422	129,849	131,447	129,805

Commercial & Institutional net interest margin	3.86%	3.09%	3.88%	3.79%	3.46%

NatWest Group – Form 6-K Q3 Results 2023	46

Non-IFRS financial measures continued

7. Tangible net asset value (TNAV) per ordinary share

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price.

	As at
	30 September	30 June	31 December
	2023	2023	2022
Ordinary shareholders’ interests (£m)	31,530	30,868	32,598
Less intangible assets (£m)	(7,515)	(7,453)	(7,116)
Tangible equity (£m)	24,015	23,415	25,482

Ordinary shares in issue (millions) (1)	8,871	8,929	9,659

TNAV per ordinary share (pence)	271p	262p	264p
(1)	The number of ordinary shares in issue excludes own shares held.

8. Customer deposits excluding central items

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits.

Central items & other includes Treasury repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the expected reduction of deposits as part of our withdrawal from the Republic of Ireland. These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

	As at
	30 September	30 June	31 December
	2023	2023	2022
	£bn	£bn	£bn
Total customer deposits	435.9	432.5	450.3
Less Central items & other	(12.4)	(11.4)	(17.4)
Customer deposits excluding central items	423.5	421.1	432.9

9. Net loans to customers excluding central items

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers.

Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers over 2022 as part of our withdrawal from the Republic of Ireland. This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

	As at
	30 September	30 June	31 December
	2023	2023	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	377.3	373.9	366.3
Less Central items & other	(22.8)	(21.2)	(19.6)
Net loans to customers excluding central items	354.5	352.7	346.7

NatWest Group – Form 6-K Q3 Results 2023	47

Non-IFRS financial measures continued

10. Loan:deposit ratio (excl. repos and reverse repos)

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This is a common metric used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. A reconciliation is shown below including a comparison to the nearest GAAP measure, loan:deposit ratio. This is calculated as net loans to customers held at amortised cost divided by customer deposits.

	As at
	30 September	30 June	31 December
	2023	2023	2022
	£m	£m	£m
Loans to customers - amortised cost	377,268	373,885	366,340
Less reverse repos	(23,095)	(21,420)	(19,749)
Loans to customers - amortised cost (excl. reverse repos)	354,173	352,465	346,591

Customer deposits	435,867	432,532	450,318
Less repos	(10,692)	(9,322)	(9,828)
Customer deposits (excl. repos)	425,175	423,210	440,490

Loan:deposit ratio (%)	87%	86%	81%
Loan:deposit ratio (excl. repos and reverse repos) (%)	83%	83%	79%

11. Loan impairment rate

Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2023	2022	2023	2023	2022
Loan impairment charge (£m)	452	193	229	153	247
Annualised loan impairment charge (£m)	603	257	916	612	988

Gross customer loans (£bn)	380.8	375.1	380.8	377.3	375.1

Loan impairment rate	16bps	7bps	24bps	16bps	26bps

12. Funded assets

Funded assets are calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

	As at
	30 September	30 June	31 December
	2023	2023	2022
	£m	£m	£m
Total assets	717,141	702,601	720,053
Less derivative assets	(87,504)	(81,873)	(99,545)
Funded assets	629,637	620,728	620,508

13. Assets under management and administration (AUMA)

AUMA comprises both assets under management (AUM) and assets under administration (AUA) serviced through the Private Banking segment.

AUM comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers.

AUA comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking, and for which Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.

This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

NatWest Group – Form 6-K Q3 Results 2023	48

Non-IFRS financial measures continued

14. AUM net flows

AUM net flows refers to client cash inflows and outflows relating to investment products (this can include transfers from savings accounts). AUM net flows excludes the impact of European Economic Area (EEA) resident client outflows following the UK’s exit from the EU and Russian client outflows since Q1 2022.

AUM net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking, Retail Banking and Commercial & Institutional.

15. Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities.

Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

16. Third party rates

Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

These metrics help investors better understand our net interest margin and interest rate sensitivity.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group – Form 6-K Q3 Results 2023	49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray

Group Chief Financial Officer

27 October 2023